February 20, 2025

Robert Ellin
Chief Executive Officer
LiveOne, Inc.
269 S. Beverly Dr., Suite 1450
Beverly Hills, CA 90212

        Re: LiveOne, Inc.
            Registration Statement on Form S-3
            Filed February 13, 2025
            File No. 333-284916
Dear Robert Ellin:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Eddie Kim at 202-679-6943 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Sasha Ablovatskiy